RECEIVED

2007 MAY 29 A 5:2?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eurotunnel
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom

[redacted] +44(0)1303 282222
+44(0)1303 850360

v. eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA
[redacted]

07023840

10th May 2007

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel wins Innovation in Logistics Award for its automatic check-in system for trucks (29/03/2007)
- AMF confirms compliance of GET SA Offer – Eurotunnel Joint Board formally recommends to EPLC and ESA shareholders to tender their shares to the offer (05/04/2007)
- Availability of further information relating to Eurotunnel SA, Eurotunnel PLC and Groupe Eurotunnel SA in the context of the Exchange Offer (06/04/2007)
- Incorporation of ENHC before the launch of the Offer (13/04/2007)
- Eurotunnel: Traffic and Revenue figures for the first quarter of 2007 (16/04/2007)
- GET SA/EGP (20/04/2007)
- Groupe Eurotunnel SA/Eurotunnel Group UK plc (24/04/2007)
- Eurotunnel to lead major railway infrastructure research project (26/04/2007)
- Eurotunnel on Track – letter to shareholders (April 2007)

Yours faithfully,

SPGarnham.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

dlw 5/29

NEWS

29 March 2007

Immediate release

Eurotunnel wins Innovation in Logistics Award

for its automatic check-in system for trucks

Eurotunnel has received the Innovation in Logistics Award 2007 for its automatic check-in system for trucks. The award was presented at the International Transport and Logistics Exhibition in Paris (SITL, 27-29 March) for the innovative system used to record the hundreds of thousands of trucks which arrive at the terminals in Coquelles (France) and Folkestone (England).

Eurotunnel introduced this automatic check-in system, today used by more than 80% of its truck customers [(1)] with a proven reliability. The system reduces the average transaction time to just 45 seconds for each truck. The equipment is made up of touch screens which offer information for drivers at check-in in nine European languages, automatic number plate readers and sensors which measure vehicle size.

Eurotunnel won the award ahead of 19 other projects in the information systems category. The jury made up of industry professionals underlined that, "this new system is a real benefit to the user through the time gained and the simplification which it has brought to the process".

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, "This award recognises Eurotunnel's constant efforts to provide customer service. Automatic check-in for trucks is a new step forward for Eurotunnel, by far the fastest, most reliable and easiest to use cross-Channel operator".

[(1)] *Eurotunnel transported 1,296,269 trucks in 2006.*

N° 014/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Not to be released or published in the United States, Italy, Canada, Australia or Japan

5 April 2007

Immediate release

AMF* confirms compliance of GET SA Offer

Eurotunnel Joint Board formally recommends to EPLC and ESA shareholders to tender their shares to the offer

AMF decision

The AMF, at its meeting on 3 April 2007, confirmed compliance with applicable laws and regulations of the exchange offer ("the Offer") to be launched by the new holding company, Groupe Eurotunnel SA for Eurotunnel Units as provided for in the Safeguard Plan approved by the Paris Commercial Court on 15 January 2007.

This decision includes approval of the Offer Document, under number 2007-112, on 4 April 2007.
The Offer Document as well as the Prospectus comprising the Registration Document, the Securities Note and their respective summaries will be available on Eurotunnel's and GET SA's websites: www.eurotunnel.com and www.groupe-eurotunnel.com.

The Registration Document relating to GET SA and its subsidiary Eurotunnel Group UK plc (EGP) was registered by the AMF on 21 March 2007 under number i.07-021.

The Securities Note relating to GET SA ordinary shares, warrants for GET SA ordinary share and the notes redeemable in GET SA ordinary shares to be issued by EGP was approved by the AMF under number 2007-113 on 4 April 2007.

The principal terms of the Offer are as follows:

- The initial acceptance period runs from 10 April until 15 May 2007 inclusive ;
- For each Eurotunnel Unit tendered to the Offer the holder will be entitled to:
  - one GET SA ordinary share and;
  - a warrant for GET SA ordinary shares ;
- The acceptance threshold for the Offer is 60% of the outstanding Units.

In addition, Unitholders are reminded that if they tender their Units to the Offer during the initial acceptance period (excluding the additional acceptance period), they will have the right to subscribe in cash and within certain limits for notes redeemable in GET SA ordinary shares (NRS).

Eurotunnel Joint Board Recommendation

The Joint Board of Eurotunnel (Board of ESA and EPLC) unanimously and formally recommends to Unitholders that they tender their Units to the Offer launched by GET SA. The Directors have indicated that they will tender their own Units to the Offer.
The Board wishes to point out that if the Offer fails, Eurotunnel could not continue as a going concern and would in all likelihood face insolvent liquidation.

*Autorité des Marchés Financiers (French market regulator)

N° 015/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Not to be released or published in Italy, Canada or Japan.

6 April 2007

Immediate release

Availability of further information relating to Eurotunnel SA, Eurotunnel PLC and Groupe Eurotunnel SA in the context of the Exchange Tender Offer initiated by Groupe Eurotunnel SA for the Eurotunnel Units, comprising the Registration Document and the Securities Note, which together constitute the prospectus approved by the French market authorities (AMF)

The companies Eurotunnel SA, Eurotunnel PLC and Groupe Eurotunnel SA have made available to the public, under the terms of the Exchange Tender Offer initiated by Groupe Eurotunnel SA for the Units comprising one Eurotunnel SA share and one Eurotunnel Plc share, the further information required by article 231-28 of the general regulations of the Autorité des Marchés Financiers (AMF). This information is composed of the Registration Document dated 21 March 2007, registered on the same date by the AMF under the number i.07-021 and the Securities Note dated 04 April 2007, approved by the AMF under the number 2007-113.

These documents can be consulted on the internet sites of the AMF (www.amf-france.org) and Groupe Eurotunnel SA (www.groupe-eurotunnel.com).

There are also available free of charge at the registered offices of Groupe Eurotunnel SA at 19 Boulevard Malesherbes, 75008 Paris, France, of Eurotunnel SA, 19 Boulevard Malesherbes, 75008 Paris, France and of Eurotunnel PLC, UK Terminal, Ashford Road, Folkestone Kent, CT18 8XX.

N° 015b/2007

NEWS

Not to be released or published in Italy, Canada or Japan.

13 April 2007

Immediate release

Incorporation of ENHC before the launch of the Offer

Pursuant to the Safeguard Plan, Eurotunnel NRS Holding Company Limited (ENHC) (company referred to as "XCo" in the Safeguard Plan), which will group the interests of Eurotunnel's creditors which are to receive or subscribe for NRS as part of the reorganisation, was incorporated on 3 April 2007 under the form of an English law private company under number 6178578.

The purpose of ENHC and the main provisions of its articles of association relating to the holding of its shares and of the NRS issued by Eurotunnel Group UK PLC (EGP) are described in paragraph 5.3.1(c) of the registration document registered by the *Autorité des marchés financiers* (AMF) on 21 March 2007 under number i.07-021.

The terms of the Offer and of the reorganisation of Eurotunnel are set out in the Offer Document approved by the AMF on 4 April 2007 under number 2007-112 and in the Prospectus (comprised of the Registration Document registered on 21 March 2007 by the AMF under number i.07-021 and of the Securities Note approved by the AMF on 4 April 2007 under number 2007-113).

These documents can be viewed on the following websites: www.groupe-eurotunnel.com (also available from Eurotunnel's website: www.eurotunnel.com) and www.amf-france.org.They are also available free of charge at the registered office of the company.

The attention of the public is drawn in particular on the risks factors described in the Prospectus.

N° 016/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

EURO TUNNEL

16 April 2007

16h45

Eurotunnel: Traffic and Revenue figures for the first quarter of 2007

- **Revenues from core business (Shuttle services) up by 10%**
- **Overall revenues reach £118.5 million**

Revenues

In the first quarter of 2007 Eurotunnel recorded significant growth in revenues from its core business, the transport of trucks and passenger vehicles on board its Shuttles: these have increased to £75.8 million, an improvement of 10% compared to the same period in the previous year (at a constant exchange rate).

Revenues from the railway companies, which no longer include the guaranteed payments through the Minimum Usage Charge (MUC), were £40.9 million. These revenues, without the effect of the MUC, have increased by 6% in the first quarter of 2007. In the first quarter of 2006, the payments from the MUC were £21 million and their loss brings an automatic drop of 31% in revenues from the railway operators.

Non transport revenues remain marginal at £1.8 million.

Total revenues for Eurotunnel during the first quarter increased to £118.5 million. Excluding the effect of the loss of the MUC, revenues have increased by 9% (at a constant exchange rate) compared to the same period the previous year (£118.5 million compared to £109.1 million.

All other things being equal, the loss of the MUC would automatically have led to a 16% reduction in total revenues (proportion of MUC to total revenues for 1st quarter 2006). Total revenues have only reduced by 9%: thus the company has already compensated for more than half of the loss of the MUC received for the first quarter of 2006.

Revenues £M	**1st quarter 2007***	**1st quarter 2006 (restated*)**	**% change**	**1st quarter 2006 excl. MUC (restated*)**	**% change excl. MUC**	**1st quarter 2006****	
						excl. MUC	**reported**
Shuttle services	75.8	68.8	10%	68.8	10%	69.7	69.7
Railways (excl. MUC)	*40.9*	*38.5*	*6%*	*38.5*	*6%*	*39.0*	*39.0*
MUC	-	*20.8*					*21.0*
Railways	40.9	59.3	-31%	38.5	6%	39.0	60.0
Transport activities	**116.7**	**128.1**	**-9%**	**107.3**	**9%**	**108.7**	**129.7**
Non-transport activities	1.8	1.8	-1%	1.8	-1%	1.8	1.8
Revenue	**118.5**	**129.9**	**-9%**	**109.1**	**9%**	**110.5**	**131.5**

*Exchange rate: £1 = €1.471
**Exchange rate: £1 = €1.436

Eurotunnel's Shuttle services traffic

The quality of service provided by Eurotunnel, the speed, ease and reliability of its transport system, which is the most environmentally friendly way to cross the Channel, has led many customers to make it their choice during the first quarter of 2007.

The number of trucks transported on Eurotunnel Shuttles was 349,359, an increase of 11% compared to the first quarter in 2006.

The number of cars transported has risen by the same proportion (+11%), to 409,612.

		1st quarter 2007	1st quarter 2006	% change
Truck Shuttles		349,359	315,566	+11%
Passenger Shuttles	Cars*	409,612	370,437	+11%
	Coaches	12,920	12,858	-

** Including motorcycles, vehicles with trailers, caravans and camper vans.*

Railways traffic

1,792,649 people travelled on Eurostar* during the first quarter of 2007, almost 100,000 more than during the same period in 2006, representing an increase of 6% and confirming the trend from last year even though the final stage of the new "High Speed 1" line to London has yet to be brought into service.

Freight trains belonging to the railway operators which used the Tunnel during the first quarter of 2007 carried 365,642 tonnes of goods, a decrease of 7% compared to the first quarter in 2006. This traffic remains well below the original forecast levels and the capacity of the Channel Tunnel.

	1st quarter 2007	1st quarter 2006	% change
Eurostar passengers*	1,792,649	1,698,831	+6%
Rail freight tonnage (EWS/SNCF)	365,642	392,699	-7%

** The number of Eurostar passengers above is that of passengers travelling through the Tunnel and therefore excludes those who use Eurostar for travel between Paris-Calais and Brussels-Lille.*

Jacques Gounon, Eurotunnel's Chairman and Chief Executive said:
"These are very good figures and are particularly encouraging for the new Groupe Eurotunnel. They underline the unanimous decision by the Board to formally recommend shareholders to tender their shares to the Offer before the 15th May".

N° 017/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

20 April 2007

Immediate release

GET SA / EGP

The extraordinary general meeting of the shareholders of the future holding company of the Eurotunnel group, Groupe Eurotunnel SA (GET SA), and that of the shareholders of its subsidiary Eurotunnel Group UK plc (EGP) called to grant their respective board of directors the necessary authorisations to issue the securities envisaged by the Eurotunnel Safeguard Plan, will be held on 23 April 2007.

GET SA is currently a subsidiary of Eurotunnel (94.66%).

The terms of the Offer and of the reorganisation of Eurotunnel are set out in the Offer Document approved by the AMF on 4 April 2007 under number 2007-112 and in the Prospectus (comprised of the Registration Document registered on 21 March 2007 by the AMF under number i.07-021 and of the Securities Note approved by the AMF on 4 April 2007 under number 2007-113).

These documents can be viewed on the following websites: www.groupe-eurotunnel.com (also available from Eurotunnel's website: www.eurotunnel.com) and www.amf-france.org.They are also available free of charge at the registered office of the company.

The attention of the public is drawn in particular on the risks factors described in the Prospectus.

019/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

24 April 2007

Immediate release

Groupe Eurotunnel SA / Eurotunnel Group UK plc

The extraordinary general meeting of the new company, Groupe Eurotunnel SA (GET SA) and that of its subsidiary, Eurotunnel Group UK plc (EGP) were held on 23 April 2007.

These general meetings have conferred on the Boards of Directors of GET SA and EGP the authority necessary to issue the relevant securities as provided for in the Safeguard Plan and described in the Securities Note, in accordance with the terms and conditions set out therein.

The general meeting of GET SA also delegated to the Board the possibility to carry out capital increases, with or without preferential subscription rights, which would, if they are carried out, enable the redemption in cash of all or part of the NRS II.

Jacques Gounon, Chairman and Chief Executive said, *"All the accretion mechanisms are now in place. If the Exchange Tender Offer succeeds on 15th May 2007, this decision, taken in the interests of current Eurotunnel shareholders, will enable, if they subscribe to these future capital increases, the redemption in cash of all or part of the NRS II."*

The terms of the Offer and of the reorganisation of Eurotunnel are set out in the Offer Document approved by the AMF on 4 April 2007 under number 07-112 and in the Prospectus (comprised of the Registration Document registered on 21 March 2007 by the AMF under number i.07-021 and of the Securities Note approved by the AMF on 4 April 2007 under number 07-113).

These documents can be viewed on the following websites: www.groupe-eurotunnel.com (also available from Eurotunnel's website: www.eurotunnel.com) and www.amf-france.org.They are also available free of charge at the registered office of the company.

The attention of the public is drawn in particular on the risks factors described in the Prospectus.

N° GET/07/02

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

EURO TUNNEL

26 April 2007

For release at 14h00 UK time

Eurotunnel to lead major railway infrastructure research project *

As project leader for the new Track Train System Availability project, Eurotunnel today hosted the launch meeting at its terminal in Coquelles, France.

With a budget of €6 million attributed to the project via the Nord Pas de Calais / Picardie world centre for excellence in surface transport and logistics, the TTSA project brings together experienced and innovative industry specialists, operators and researchers. It will focus on developing major technological advances in rail quality, welding, points design and fault detection and will look at opportunities for progress and economy.

Today's launch in Coquelles brought together the representatives of the principal partners: i-Trans, Corus, RailTech, Sculfort, Outreau Technologies, RFF, the Ecole des Mines de Douai, and INSA-Lyon.

Over the coming three years new products and analysis systems will be perfected and tested on the Eurotunnel network. In return, the company will, for the first time, receive a subsidy from the Fonds Interministériel de Compétitivité (1).

Jacques Gounon, Chairman and Chief Executive said, *"The role entrusted to Eurotunnel within the centre for excellence constitutes at the same time recognition of our expertise and for the first time an access to public funds. To work together with other industries from the region is directly in line with the economic development that Eurotunnel has always encouraged".*

*Part of the Nord Pas de Calais / Picardie world centre for excellence in surface transport and logistics.

(1) The Fonds Interministériel de Compétitivité is a French Government fund managed jointly by the Ministries for the Interior and Development; Defence; Economy, Finance and Industry; Transport and Equipment, Tourism and the Sea; Health and Solidarity, Agriculture and Fish and the ministry delegated to Higher Teaching and Research.
Through this fund, the Government announced, at the end of March, a state subsidy for 100 research and development projects, including TTSA, with a total budget of €153 million.

N° 018/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

April 2007

EURO TUNNEL



Special edition: Exchange Tender Offer ("the Offer")

Dear Shareholders,

It is NOW up to you to act and decide on Eurotunnel's future!

You have until 15 May 2007 to help ensure the success of the Offer which is a cornerstone of the Safeguard Plan for Eurotunnel's rescue. Although it is for you to decide whether to accept the Offer, please note that the Joint Board of Eurotunnel unanimously recommends that unitholders tender their Units to the Offer, as each director will do in respect of their own Units [1].

You have until 15 May 2007 to decide. **Your choice, irrespective of how many Units you hold, will be vital** for the company and its 2,300 employees. It is essential that the maximum number of unitholders accept the Offer to save the company.

What is the situation? The current company has no future in view of the size of its indebtedness.

How can bankruptcy be avoided? By ratifying the Safeguard Plan, the Paris Commercial Court has put **a definitive end to negotiations with creditors.** The Plan enables a reduction of our current debt by slightly more than one half, thus making it possible for us to service our debt.

What is the solution? As part of the reorganisation, it is necessary to create a new company, Groupe Eurotunnel SA (GET SA), which will become the holding company of the existing Eurotunnel parent companies following completion of the Offer being made by GET SA for all the outstanding Units in the existing Eurotunnel parent companies. This Offer entails exchanging your current Eurotunnel Units for shares and warrants in this new company. For example if you have 100 Units and you accept the Offer, you will receive 100 shares and 100 warrants in GET SA.

In what way does this concern me? **For the Offer to succeed, at least 60% of outstanding Units must be tendered to the Offer.** If insufficient shareholders tender their Units to the Offer, the Safeguard Plan will fail and the only alternative will be the company's liquidation given its negative equity of over €2 billion.

What about our future? Our operational results are excellent: Shuttle traffic registered an increase of 11% for the first quarter 2007 compared to the first quarter 2006. So this is not the time to throw in the towel. For two years now we have been fighting to ensure the continued existence of this great project that is the Channel Tunnel. Throughout these two years we tirelessly negotiated with our financial creditors to reach a balanced and realistic agreement; in the same period our employees have gone all out to improve our competitiveness.

Eurotunnel has real strengths, but too much debt. **This recovery plan is our last chance** to wipe the slate and start anew.

(1) Except in respect of the directors' qualification Units which they are required to keep by law.

Although the decision is yours, we are counting on each and every one of you.

Together, let's save Eurotunnel!

Jacques Gounon,
Chairman and CEO

The Offer Document and the Prospectus have been sent to all UK registered shareholders (together with a Form of Acceptance for UK certificated registered holders) and are available online at: www.groupe-eurotunnel.com and at www.eurotunnel.com and can be obtained from the registered offices of Groupe Eurotunnel SA, Eurotunnel SA and Eurotunnel P.L.C.
It is very important that you read the Offer Document and the Prospectus, and if necessary, take your own advice from an appropriate financial or other adviser before deciding whether to accept the Offer.
Your attention is drawn in particular to the risk factors described in the Prospectus.

The most Frequently Questions

What is involved IN THIS OFFER

The financial difficulties experienced by Eurotunnel in view of the size of its current debt are well known. A financial restructuring plan, known as the Safeguard Plan, was approved by the Paris Commercial Court in January 2007. The Offer is being made, as provided in the Safeguard Plan, as part of the reorganisation described in Chapter 5 of the Registration Document.

The Safeguard Plan provides, among other things, for the creation of a new entity, called Groupe Eurotunnel SA (GET SA). This is the new entity that is making the offer to exchange your existing Eurotunnel Units for new GET SA shares and warrants. For example, **if you currently have 100 Eurotunnel Units and you accept the Offer, you will receive in exchange 100 shares and 100 warrants in GET SA if the Offer is successful.**

For the Offer to succeed, at least 60% of all outstanding Units must be tendered to the Offer. **If insufficient Eurotunnel Unitholders tender their Units to the Offer, the Offer and the Safeguard Plan will fail.**

All of the arrangements for this transaction are detailed in an Offer Document and a Prospectus (comprising a Registration Document and a Securities Note) which have been declared by the French market authority *(Autorités des Marchés Financiers ("AMF")* as being compliant with the AMF General Regulations.

You should have received these documents and they can also be viewed online in French and in English at www.groupe-eurotunnel.com (they can also be viewed on Eurotunnel's website at www.eurotunnel.com) or (in French only) at www.amf-france.org.

When will THE OFFER take place and how CAN I TAKE PART

The Offer will be open for acceptance between **10 April 2007 and 15 May 2007.**

To accept the Offer, registered unitholders holding their Units in certificated form (i.e who have a paper certificate) will have **to complete the Form of Acceptance they have received and return it with the original Unit certificate(s)** (or a form of indemnity if the certificate(s) has been lost) as set out in paragraph 1.1 of Part D of Chapter 6 of the Offer Document.

Holders of Units in CREST (i.e. in uncertificated form) must NOT complete a Form of Acceptance but must instead accept the Offer by sending a TTE Instruction in accordance with the procedure set out in pararaph 1.2 of Part D of Chapter 6 of the Offer Document. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE Instruction(s) to CRESTCo in relation to your CREST Units.

If you accept the Offer you will receive in exchange of each of your Eurotunnel Unit (comprising one share of Eurotunnel SA and one share of Eurotunnel PLC), one new GET SA ordinary share and one warrant. **For example, if you hold 100 Eurotunnel Units, you will get 100 GET SA ordinary shares and 100 warrants.**

I HAVE RECEIVED a set of documents that I do not understand. PLEASE could you explain to me IN SIMPLE TERMS what they are and what they are for

The documents you have received relate to the reorganisation of Eurotunnel to be implemented pursuant to the Safeguard Plan which has been approved by the Paris Commercial Court.

Briefly, **the purpose of the reorganisation is to:**

- substantially reduce the amount of Eurotunnel's current debt to enable Eurotunnel to continue its business;
- ensure the stability of the group and its future development; and
- maintain the existing levels of employment within Eurotunnel.

As part of the reorganisation, it is necessary to create a new company, Groupe Eurotunnel SA (GET SA), which will become the holding company of the existing Eurotunnel parent companies following completion of an Offer being made by GET SA for all the outstanding Units in the existing Eurotunnel parent companies.

This Offer entails exchanging your current Eurotunnel Units for shares and warrants in the new company GET SA.

The documentation you have received comprises:

- an Offer Document which contains details of the Offer terms, and how to accept it;
- a Registration Document and Securities Note, which together comprise a Prospectus containing information about GET SA and its subsidiary Eurotunnel Group UK Plc and the securities they are issuing in connection with the Eurotunnel reorganisation.

If you wish to accept the Offer, the documents you have received contain details of what you need to do.

It is very important that you read the documents, and if necessary, take your own advice from an appropriate financial or other adviser before deciding whether to accept the Offer. You should read in particular the risk factors set out in Chapter 4 of the Registration Document.

Is an INVESTMENT NECESSARY Will I have to pay fees on this TRANSACTION

Unitholders accepting the Offer will have no additional investment to make. They will only need to exchange their existing Units for GET SA ordinary shares and warrants.

Please note that there may be costs associated with any indemnity for lost certificates.

Freephone 0808 234 4054

Asked about the Exchange Tender Offer (ETO)

Where can I get the DOCUMENTS necessary to take part IN THE OFFER

As a UK registered Unitholder, you should have received a copy of the Offer Document and the Prospectus (comprising of the Registration Document and Securities Note) together, in the case of Certificated Registered Unitholders, with the Form of Acceptance; if not, **please contact Computershare Investor Services plc on 0870 703 0039 to obtain the documentation or ask for assistance on accepting the Offer.** You have until 15 May 2007 to do so. If the Offer is successful, you will have a further period to accept the offer after the Offer has been declared successful. It is currently anticipated that such further period will be from 28 May to 8 June 2007.

How will the new GET SA shares be registered Will I retain my PAPER CERTIFICATE What are CDIs

Eurotunnel is keen to ensure that the new holding company for the group, GET SA, whilst a French company, retains a listing in London. As it is not possible to transfer and settle non-UK securities (i.e. GET SA ordinary shares and warrants) within the UK CREST system, UK registered unitholders who accept the Offer will receive CDIs (Crest Depository Interests represent the underlying GET SA shares and warrants). Individual unitholders (who are not CREST members themselves) **will be able to hold CDIs through a corporate nominee facility** provided by a subsidiary of Eurotunnel's current UK Registrar, Computershare Investor Services plc.

Instead of holding CDIs you may choose to become a direct shareholder/warrantholder in GET SA by being entered on the register being kept by GET SA's registrars, BNP Security Services (BNP2S). Although such register is kept in France, BNP2S are able to provide information in English.

In all cases, please note both GET SA Ordinary Shares and Warrants (as well as the CDI representing them) are in **dematerialised** form i.e. they are represented by book entries and not physical certificates.

Opting for CDIs during the Offer does not preclude you from deciding to transfer your holding into French registered form (or vice versa) at a later date although there will be costs associated with such transfer. Similarly, provided you have a suitable Euroclear intermediary, you may choose to hold in French bearer form at a later date. Again, there may be costs involved and you will need to take advice from your chosen intermediary.

Please note that only shareholders whose name appear in the French register will be able to benefit from double voting rights after the required two years (see paragraph 3.2 of Part D of chapter 6 of the Offer Document).

For full details please refer to the relevant parts of the Offer Document and Prospectus.

What travel privileges ARE OFFERED

These privileges are described in paragraph 22.1.4 of the Registration Document and paragraph 4.2.1 of the Securities Note.

What are NRS I'd like to subscribe for NRS How do I go about that and how many can I get

The NRS are notes **redeemable in GET SA shares on the basis of 911 shares per NRS.** A percentage of the NRS 61.7% may be redeemed in cash at a price equal to 140% of their par value (or they can be bought in the market at the market price at the relevant time). **The NRS that are not redeemed in cash will be redeemed in GET SA ordinary shares** over a period of 3 years starting from the 13th month after their issue and ending no later than **37 months after their issue.**

Up to €88 million in NRS are reserved to unitholders who subscribe, during the Initial Offer Period, proportionally to the number of Units tendered to the Offer compared to the total number of Units tendered.

Unitholders subscribing for €15,000 in NRS, will be entitled to approximately 136,650 shares upon redemption of all of the NRS in shares. NRS subscribed by unitholders will comprise a mix of NRS redeemable in cash and of NRS not redeemable in cash, in each case in euros and in pounds sterling as described in section 2.5.1 (F) of the Securities Note.

If oversubscribed, a scaling down mechanism will be applied to individual subscriptions. If undersubscribed, the remaining NRS will be allocated to the creditors who have subscribed or who are entitled to the remaining NRS issued. The NRS will be issued on the settlement date, currently envisaged to be on 22 June 2007.

The NRS subscription form can be obtained by contacting Computershare Investor Services plc on: 0870 703 0039.

The duly completed form must be returned to Computershare and received by them no later than 15 May 2007.

The form can only be used by Eurotunnel unitholders who hold their Units in UK registered form (i.e. paper certificates or CREST) and who are tendering their Units to the current ETO.

I hold less than 100 UNITS. Is there really any point in my taking PART IN THE OFFER

In deciding whether to accept this Offer, you should refer to the Offer Document and the Prospectus (comprising of the Registration Document and the Securities Note) and, if necessary, take your own advice from an appropriate financial or other adviser.

However, please note that the **Joint Board of Eurotunnel has formally recommended to all unitholders that they should tender their Units to the Offer** and each of them will tender their own Units (see Chapter 5 of the Offer Document).

Your choice, irrespective of how many Units you hold, will be **vital for the company and its 2,300 employees. You should note that if the Offer fails,** the Safeguard Plan and the reorganisation will likewise fail. For the Offer to be successful at least 60% of the outstanding Units must be tendered to the Offer. Please refer to paragraph 1.2 of Chapter 1 of the Offer Document which describes the consequences of such failure. You should also, in particular, refer to the risk factors in Chapter 4 of the Registration Document.

What are these WARRANTS How many will I receive

This is an instrument that gives you the right – but not the obligation – to subscribe for additional shares in GET SA at a specified time on specified terms. Please refer to the Offer Document and the Prospectus for further details regarding the Warrants.

Every unitholder exchanging their Units pursuant to the Offer will receive Warrants (on the basis of one warrant for every Unit tendered to the Offer).

A description of the principal characteristics of the Warrants is set out in Annex IC of the Registration Document. Please also refer to the Securities Note for the terms and conditions governing the issue of warrants.

This document is important and requires your immediate attention. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Units, please forward this document together with the Offer Document and the Prospectus you have previously received as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. This document should not, however, be mailed or otherwise sent into Italy, Canada or Japan or any other jurisdiction if to do so would constitute a violation of the laws of such jurisdiction. If you have sold or otherwise transferred only part of your holding of Units, you should retain this document.

This document should be read in conjunction with the Offer Document and the Prospectus (consisting of the Registration Document and the Securities Note) which were sent to shareholders on or around 10 April 2007. Copies, in both French and English, of this document, the Offer Document and the Prospectus are available free of charge at the registered offices of Groupe Eurotunnel SA, 19, Boulevard Malesherbes, 75008 Paris, of Eurotunnel SA, 19, Boulevard Malesherbes, 75008 Paris, and of Eurotunnel P.L.C., UK Terminal, Ashford Road, Folkestone, Kent, CT18 3XX, UK. This document, the Offer Document and the Prospectus can also be viewed on the website of the AMF (**www.amf-france.org**) and, in English and French, of Groupe Eurotunnel SA (**www.groupe-eurotunnel.com**).

As at 19 April 2007 (being the latest practicable date prior to the posting of this document), the GET SA Directors and the Eurotunnel Directors are not aware of any material change in the information contained in the Offer Document and the Prospectus and in particular to the information set out in Chapter 8 of the Offer Document in relation to: (i) interests and dealings; (ii) Directors' service contracts; and (iii) material contracts.

The GET SA Directors, whose names are set out in Chapter 15 of the Registration Document, accept responsibility for the information contained in this document (and in the Offer Document and the Prospectus which is specifically referred to in this document), other than information relating to ESA, EPLC, Eurotunnel and the Eurotunnel Directors and their immediate families, related trusts and controlled companies, for which the Eurotunnel Directors accept responsibility. To the best of the knowledge and belief of the GET SA Directors (who have taken all reasonable care to ensure that such is the case), the information for which they accept responsibility as referred to above is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Eurotunnel Directors, whose names are set out in Chapter 8 of the Offer Document, accept responsibility for the information contained in this document (and in the Offer Document and the Prospectus which is specifically referred to in this document), relating to ESA, EPLC, Eurotunnel and themselves and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Eurotunnel Directors (who have taken all reasonable care to ensure that such is the case), the information for which they accept responsibility as referred to above is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors confirm that the forecasts set out in Chapter 14 of the Registration Document remain valid for the purpose of the Offer. KPMG and Mazars et Guérard confirmed in writing that it has no objection to its letter included in the Registration Document relating to the forecasts as set out in Chapter 14 of the Registration Document continuing to apply.

Freephone
0808 234 4054

INDICATIVE TIMETABLE

- **10 April: Offer opened for acceptance**
- **15 May: Offer closes**
- **25 May: Publication of the results of the Offer**
- **28 May: Automatic reopening of the Offer for 10 days if Offer is successful**
- **22 June: Settlement date**

END